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83
92
Refined grains
Climate friendly
No toxic additives
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INVEST IN **GREENCHOICE, PBC**

Climate-positive grocery marketplace for conscious consumers with dietary needs

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LEAD INVESTOR



Clark Freifeld Co-founder @Epidemico (sold to Booz Allen), Computer Science Prof @Northeastern University, Angel Investor

I'm thrilled to serve as Lead Investor for this funding round for GreenChoice. As an angel investor, I've invested in a dozen early stage startup companies, focused on the climate, health, and software sectors. GreenChoice is well positioned at the intersection of all three of these market opportunities. Specifically, the convergence of market trends in online food shopping, consumer climate consciousness, and health and allergy concerns mean that there is an unmet need that GreenChoice is poised to fill. Further, Galen has proven himself to be a visionary founder, and exhibited ingenuity and resilience repeatedly through the inevitable obstacles that a startup faces. With his team, he has been able to build a compelling product and win an engaged user base of tens of thousands on a limited burn rate, while adapting and refining the business model. I know this about Galen from direct experience: I initially invested in GreenChoice in 2019, and then worked directly with Galen in summer 2021 to help improve backend software systems as well as manage transitions in the development team. I look forward to the traction GreenChoice will be able to gain with this new injection of funds.

Invested $1,000 this round & $25,000 previously

help improve backend software systems as well as manage transitions in the development team. I look forward to the traction GreenChoice will be able to gain with this new injection of funds.

Invested $1,000 this round & $25,000 previously

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greenchoicenow.com San Diego CA

Technology Food Retail Sustainability Marketplace

Highlights

1. Proprietary database of 360K+ products–evaluated on thousands of dietary, health & sustainability data points 📊

2 Over 40K organic monthly users w/ 18% MoM growth. 10K+ registered accounts 🚀

3 Named by Google as 1 of the 3 “Best Apps for Good” in US 🏆

4 $500k raised from Katapult Accelerator, BonBillo Ventures, co-founder of Custom Ink, former-EVP of Stop & Shop, & more 💸

5 Partnered with largest pureplay organic & natural foods distributor in US 🤝

6 100+ sellers on waitlist; ~10 new seller applications every week 💥

7 Building the trusted conscious shopping platform in largest consumer sector (grocery) – $100B US market with 13% CAGR 🌱

8 Diverse team w/ dietary needs + expertise in machine learning, nutrition science, & sustainability 💪

Our Team

Our Team



Galen Karlan-Mason Founder & CEO

MBA (focused in Sustainability) and dual-BA in International & Global Studies and Business (focused in Environmental Studies), Brandeis University. Multiple food allergies; pescatarian

I got fed up with leaving the grocery store feeling like I had just compromised my health or my values for my time and budget without knowing what I could have done differently.



Jason McInerney Chief Technology Officer

Serial chief technology officer and data scientist with a successful exit. PhD in Machine Learning, dual-MSci in Computational Neuroscience and Multi-scale Biology. Vegetarian



Sydney Wexler Content Marketing Manager

BSci in Nutritional Sciences - Dietetics, UC Berkeley. Vegan



Tarun Karki Software Engineer



Marc Katz Advisor

Co-founder & CEO of Custom Ink. Built the largest online retailer of custom apparel and accessories in the U.S., scaled to 2,000+ employees and over $500M in revenue.



Makayla Meixner Advisor (Nutrition Science)

Registered Dietitian, MSci in Nutrition & Dietetics. Expert in performance nutrition, plant-based nutrition, and clinical dietetics. Former-Expert Writer for Healthline Media. Vegan



Paul Fennelly Advisor (Environmental Science)

PhD in Chemistry. Former-SVP of AECOM Environment. Technical Advisor at Massachusetts Clean Energy Center.



James Karlan Advisor

Ed.D in Education. Former-Director of Science Teacher Certification at Antioch University.

Building the trusted companion for conscious grocery shopping

No one should have to read hundreds of product labels or spend hours researching ingredients and fact-checking claims just to find groceries that match their dietary needs and values.

And brands making healthy alternatives for us & the planet shouldn't be lost in the sea of health-washing and green-washing that overwhelms even the most well-educated shoppers.

Enter: **GreenChoice**. We offer shoppers a personalized grocery marketplace filtered to match their allergies and dietary needs, with every product accompanied by an evidence-based health & climate-impact rating that brings hours of research to their fingertips in seconds. GreenChoice helps Gen Z & Millennials shop with ease, discover awesome new food products that align with their values, and purchase with confidence.

THE PROBLEM ---
Conscious consumers lack a single destination to research, discover, & buy their goods

Over 37 million Gen Z & Millennial consumers want to buy the best products for their health and the planet...

But they'll spend **$100b on groceries** this year without any easy way to know which products best match their dietary needs, health goals, and values.

With **15,000 new food products launching** in the US every year, there have never been more great options out there for us, but it's never been harder to choose.

Thousands of products in every category, endless health-washing & green-washing, and limited time and attention – make it very hard for conscious consumers with dietary needs to grocery shop.

This is an issue for consumers AND the thousands of emerging brands that are trying to connect with Gen Z & Millennial shoppers.

THE SOLUTION ---

Creating one unbiased platform for conscious, personalized grocery shopping

GreenChoice is an online grocery marketplace & shopping assistant for health-conscious and climate-conscious consumers with dietary needs. *Built by health-conscious and climate-conscious Gen Z and Millenials with dietary needs.*

We help shoppers find and buy the best products for their dietary needs, health goals, and values.



83
92
Refined grains
100% Pure
ORGANIC
RAW&
UNFILTERED
HONEY
PARTAKE
Chocolate Chip
PORTLAND
COFFEE ROASTERS
Pappardelle
BOOM
CHICKA
POP
CHEDDAR CHEESE
POPCORN
Climate friendly
No toxic additives

ONLINE MARKETPLACE

Our customers are invited to complete a 30-second quiz–answering quick questions about their dietary needs, personal values, and food preferences.

They can shop 10,000 **natural & organic food items** in aisles filtered to their personal dietary preferences – with every product accompanied by an **easy-to-understand health & climate impact rating** from 0-100 (we call it a GreenScore®! :).

While browsing, we suggest 'better for you' swaps to customers whenever available to help them pick the products that best align with their values.



Input dietary needs, preferences, and values
Shop your custom filtered aisles
with health & climate ratings
Order from us and emerging brands
we offset 2X your carbon footprint
LOGIN
How do you want to eat?
Pescatarian
Vegan
Vegetarian
Paleo
No Added Sugar
Gluten Free
Keto
Low FODMAP
Next
Pasta, grains, and beans
Nut butters, jams and
All
Legumes
Rice
Pastas
Natures Earthly Choice Lentil Trio
$33.09
Explore Cuisine Organic Edamame...
$30.51
FILTERS
SORT BY
Your cart
Free 2-4 day shipping
Kuli Kuli Organic Moringa Green Smoothie
$24.61
Otto'S Naturals 1Lb Cassava Flour Grainfree
$36.23
3lb
3lb x 2 = 6lb
Subtotal
$75.91
CHECKOUT

Orders are delivered within 2-4 days, with free shipping on orders over $50.

We then estimate and offset **2X the carbon footprint** of every order on the platform – products, packaging, and shipping. Donating a portion of our revenue

platform – products, packaging, and shipping. Donating a portion of our revenue to a Gold Standard & UN-certified wind power project in Los Santos, Cortago, Costa Rica. *It's no silver bullet, but it's an important piece of the puzzle.*


We got sick of the endless healthwashing & greenwashing so we made GreenChoice.
Shop by 90+ diets, allergies, & values
GreenScore® ratings make healthy, conscious shopping easy
Discover swaps that are better-for-you & the climate
Carbon-neutral cart, with fast free shipping

<u>MOBILE APP</u>

Users can scan a product barcode or look up a product to see if it matches their dietary needs (food allergies, diet) and its health & climate impact rating (GreenScore 0-100). We suggest 'better for you' alternatives whenever available to help users discover the products that best align with their values, and show you where you can get the products and for what price.

In the first half of 2022, we plan to overhaul the mobile app for a better scan/search experience and to enable users to order products from the marketplace on the app.

<u>HOW WE ANALYZE & RATE PRODUCTS</u>

We use over 140 evidence-based data sources and natural language processing to analyze, rate, and recommend products considering more than a thousand dietary, health, and sustainability data points – everything from their dietary alignment to the presence of toxic additives and healthful ingredients, to the risk of exposure to pesticide residues & the items estimated carbon footprint.


We've already analyzed and rated more than 360,000 food & beverage products.
Third-Party Certifiers & Claims
Research Institutes, NGOs, & Gov.
Food Brands & Retailers
Products are evaluated across hundreds of dietary, health, & sustainability data points using natural language processing

We filed full **US & international patent applications** to protect our proprietary values-based rating and recommendation engine in March 2021, with the original invention dating back to our provisional filing in March 2020.

HOW WE SOURCE PRODUCTS

We just partnered with the largest pureplay natural & organic food distributor in the US who will white-label dropship for us.

We currently sell more than 10,000 natural & organic shelf-stable foods across thousands of brands.

We seek out new and emerging brands making better for us & the world products that can't be found at traditional stores.

And we have a waitlist of over 100 emerging food & beverage brands that want to sell on our platform. Every week ~10 new brands apply to sell on GreenChoice.


PARTAKE
Chocolate Chip
CRUNCHY

<u>OUR BUSINESS MODEL</u>

We generate revenue through sales on our marketplace, membership, vendor advertising, and data-as-a-service.

Marketplace sales:

We net 15% on orders fulfilled by our wholesale drop ship partner.

We charge 3rd-party sellers a 15-20% commission.

Brand offerings:

Native advertising: flat rate for sponsored content (based on est. CPM) & CPC

Data-as-a-Service: freemium; subscription pricing TBD


We will rollout brand offers, to meet existing demand
Native Advertising
64%
of brands want to pay for sponsored content, native ads, & enhanced listings
Data-as-a -Service
54%
of brands want to pay for our data on products, competition, & customers
Product

Sampling

81%

of GreenChoice users want personalized food samples sent to them

We are just launching our online marketplace now, but we have already run a beta-test with a limited product catalog processing over $10,000 in orders, with an average order value of $50.

We project an average order value of at least $60 with our full product catalog live.

We will test our customer-lifetime-value and customer acquisition costs across organic and paid channels, before raising venture funding to scale the most successful channels.

HOW WE ARE DIFFERENT ---
Research, discover, & shop–all in a few clicks

Conscious consumers aren't just thinking about their diet, or their allergy, or what's healthy, or what's sustainable–they're shopping with all these things in mind at once.

While the competitive space is vast, no one has seamlessly integrated dietary, nutrition, & sustainability research, product discovery, and shopping. **We have.**

Time is more valuable than ever, and with it the journey from research to purchase needs to get shorter. We bring product research, discovery, and shopping into a single platform that empowers conscious consumers with an easy personalized research & shopping experience, saving our community time and stress.




Matches 5 Diets:


84
Environment
Food Safety
Vegan
Vegetarian
Pescatarian
Gluten Free
Low Fodmap
Contains 1 Allergens:
Corn
1 Ingredients of concern:
Refined Oils

LARGE PRODUCT SELECTION, PERSONALIZED CURATION

There are online retailers of "healthy" goods, but they offer small highly-curated product selections–limiting what you can get and excluding many great brands. Rather than playing gatekeeper, we offer a very large product selection–of both popular and emerging brands–that is curated to each customer's needs, preferences, and values.

We match each customer with the very best products for them & the planet while helping young brands connect with their audience.

There are thousands of brands that pop up every day and have no track record to get in a curated marketplace; we give them a platform for discovery; we let their practices and the data be the judge, unlike traditional merchandising practices that marginalize diverse craft makers and block the best products from reaching consumers.

THE MARKET ---
Millennials & Gen Z are taking conscious consumption mainstream, fast

Last year was a record year for the U.S. natural and organic products industry–which grew 12.7% to reach $259 billion in 2020; the industry is on pace to surpass $300 billion by 2023 (source).

Gen Z & Young Millennial consumers want transparency and to try new products.

70% of Gen Z & Millennials wish food companies were more transparent about how they make their products–driven by the growing number of health-conscious and climate-conscious consumers.

Of the 72M Gen Z & Young Millenials in the US:


34%
seeking sustainability[1]
38%
following a diet[1]
28%
have food allergies[2]

[1]IFIC, 2020.
[2]YouGov, 2018.

Conscious consumers ages 18-34 spend over $100 billion on groceries every year.

Our early-adopter is 18-34 years old with food allergies. They have a deep unmet need, often follow a diet, want to shop climate-conscious, and are not brand/store loyal.

> "Natural product shoppers rely on internet ordering at nearly twice the rate of all customers and spend less at the biggest conventional outlets...
>
> Natural shoppers are tech-friendly, eager for convenience, and committed to spending their dollars at outlets that deliver a specialized experience they're not getting at the big box stores."



Kathryn Peters, EVP of Business Development, SPINS

Young shoppers want to try new food products all the time and shop at 5 different grocery stores every week (FMI, 2021).

Conscious consumers aren't satisfied with retailers and are eagerly looking for alternatives.

OUR TRACTION ---
Over 40,000 organic monthly users, 10K+ registered accounts, and 360K+ products evaluated

Over 40,000 Gen Z & Millennial shoppers visit our site every month to find the best products for their health & the planet.

We have 26K+ monthly active users, growing organically 18% MoM.

And 10K+ registered user accounts.


Valerie A.
"One thing that I love is the info GreenChoice offers on things like nutrient density, processing concerns, carbon footprint, and water footprint. It's so helpful that they rate food products for both their health and sustainability impacts!"
Erin C.
"I am obsessed with it! GreenChoice has really made grocery shopping simpler by helping me learn how to read labels, avoid harmful ingredients, and reduce my carbon footprint while staying within budget.
Liz G.
"It's really nice that I can incorporate my values, dietary preferences, and most importantly, all my food allergies. It's made my new lifestyle effortless."

Google named GreenChoice one of the 3 "Best Apps for Good" in the United States.


We won!

And we have been featured and referenced by Fast Company, Clean Eating Magazine, MarthaStewart.com, The Boston Globe, GreenBiz, Earth911, and more.

Our website ranks top 10 on Google for over 4,000 high purchase intent searches like "nut free protein bars" and "healthiest organic juice", as well as long-tail questions like "is Skinny Pop low fodmap?"

WHY INVEST ---

We created our company for people and the planet with the purpose of making it possible for everyone to foster a healthy, just, and sustainable world through their daily choices.

This is why we want GreenChoice to be funded by the people–to further our mission and ensure our success is shared with our growing community.

Investing in GreenChoice gives you a stake in the rapidly-growing health-conscious & climate-conscious consumer movement and the booming online grocery industry. We have very ambitious goals, and we'd love to share our success with you.

More funds mean a better experience, more features, and the ability to order many of your groceries on GreenChoice.

It also means we'll be able to reach and empower hundreds of thousands of Americans like you to shop healthy and vote with their dollars in 2022 and beyond.

We have already evaluated the health & climate impacts of more than 360K products, a strategic partnership with one of the largest natural food distributors in the U.S., a waitlist of 100+ sellers, and more than 26K monthly active users eager to shop on GreenChoice...

We are on our way to becoming the go-to platform for conscious consumers to research, discover and buy their goods.

Join us.

INVESTOR PERKS ---

Special perks you get when you invest in GreenChoice

$200+

+ Private Investor Newsletter

$500+

+Private Investor Newsletter

++ Free GreenChoice water bottle

$1,000+

+ Private Investor Newsletter

++ Lunch with founder if ever in San Diego, CA

++ Free GreenChoice water bottle, hat, & hoodie

$2,500+

+ Private Investor Newsletter

+ Lunch with founder if ever in San Diego, CA

+ Free GreenChoice water bottle, hat, & hoodie

++ 10% lower pricing on all products on GreenChoice for 1 year

$5,000+

+ Private Investor Newsletter

+ Free GreenChoice water bottle, hat, & hoodie

+ 10% lower pricing on all products on GreenChoice for 1 year

++ Free 1-year Root Membership–our team will build you a custom box once a month

$10,000+

+ Private Investor Newsletter

+ Lunch with founder if ever in San Diego, CA

+ Lunch with founder if ever in San Diego, CA
+ Free GreenChoice water bottle, hat, & hoodie
++ 10% lower pricing on all products on GreenChoice for 2 years
+ Free 1-year Root Membership–our team will build you a custom box once a month

$20,000+
+ Private Investor Newsletter
++ Onsite visit/time with founder
+++ Invitation to Quarterly Investor Calls
+ Free GreenChoice water bottle, hat, & hoodie
++ 10% lower pricing on all products on GreenChoice for 3 year
+ Free 1-year Root Membership–our team will build you a custom box once a month

FAQ ---

How does this work?
(1) Join Wefunder by clicking 'Sign Up' in the top right corner.
(2) Choose an amount you're comfortable with
You can commit any amount you'd like up to your legal max.
(3) Confirm reservation - Wefunder will reserve your chosen amount. When the campaign ends, you'll confirm your reservation, and the funds will be deposited to GreenChoice.

What is the minimum investment?
You can invest as little as $100 USD.

What's the maximum I'm allowed to invest?
Through Regulation Crowdfunding everyone can invest at least $2,200. How much you can invest above $2,200 depends on your net income and net worth. You can see how much you're allowed to invest by adding those two numbers under "Investor Limits" here: https://wefunder.com/settings

Do I need to be an accredited investor?
No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

Do I have to do anything for GreenChoice as an investor?

No. You have no obligations after you invest.

What will be my return on investment?

We cannot guarantee or make any promises about future returns on investment. You should be prepared to lose your investment as investing in startups is risky and most startups fail.